UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rite Aid 401(k) Distribution Employees Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	4–13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	15

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Rite Aid 401(k) Distribution Employees Savings Plan
Harrisburg, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Rite Aid 401(k) Distribution Employees Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 28, 2010

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Participant-directed investments — at fair value	$3,401,151	$2,581,514
Employee contributions receivable	5,613

Net assets available for benefits — at fair value	3,406,764	2,581,514

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT — RESPONSIVE INVESTMENT CONTRACTS	(32,036)	7,573

NET ASSETS AVAILABLE FOR BENEFITS	$3,374,728	$2,589,087

See notes to financial statements.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Employee contributions	335,640
Employer paid VCP settlement charges	27,106
Rollover contributions	10,142
Investment income	42,674
Net appreciation in fair value of investments	510,218

Total additions	925,780

DEDUCTIONS:

Benefit payments	139,239
Administrative expenses	900

Total deductions	140,139

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	785,641

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,589,087

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,374,728

See notes to financial statements.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	PLAN DESCRIPTION

The following brief description of the Rite Aid 401(k) Distribution Employees Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Rite Aid Corporation (the “Company,” “Rite Aid” or “Plan Sponsor”). An individual account is established for each participant and provides benefits that are based on (a) amounts the participant contributes to the participant’s account, and (b) investment earnings (losses), less any administrative expenses charged to participant accounts, if any.

T. Rowe Price Trust Company serves as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator (“Plan Administrator”) and is responsible for the preparation of the Plan’s financial statements.

Participation — The Plan covers union employees at the Rite Aid of Rome, New York Distribution Center and the Rite Aid of West Virginia Distribution Center who have completed at least one year of service (a twelve-month period when at least 1,000 hours are credited), and have attained age 21.

Contributions — Effective January 1, 2008, participants may contribute up to 70% of pretax annual compensation, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined in the Plan. A participant also may contribute, or roll over, amounts representing distributions from another qualified defined benefit or defined contribution plan. There are no Plan Sponsor contributions.

Investment Options — The Plan provides participants with the option of investing the participant’s account balances into various investment options offered by the Plan. The Plan currently offers 18 mutual funds, 5 custom funds, 1 common/collective trust, a stable value fund and Rite Aid Corporation common stock. Effective February 3, 2009, Rite Aid common stock is no longer available for new contributions.

The Plan’s custom funds are custom investment options created specifically for the Plan by Northern Trust Global Advisors, Inc. The custom funds are unregistered custom accounts maintained by the trustee. The performance of the custom funds is based on the performance of the underlying mutual funds which are registered in the market.

Payment of Benefits — Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant’s account or installment payments.

Loans — A participant may elect to borrow against the participant’s vested balance at a reasonable rate of interest as defined in the Plan. A participant may borrow up to 50% of the participant’s vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time with the exception that participants may have up to two outstanding loans which were grandfathered at the time when the Plan was amended to no longer allow more than one loan.

Vesting — A participant is vested immediately in all contributions credited to the participant’s account plus actual earnings (losses) thereon.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Custom funds are stated at fair value which is based on the net asset value of participation units held by the Plan at year-end and is calculated based on the shares held in underlying mutual fund investments and the net asset value of those investments. Common stock is valued at quoted market prices.

Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.

The stable value fund (“SVF”) includes two fully benefit-responsive synthetic guaranteed investment contracts (“GIC”) whose underlying investments are stated at fair value and then adjusted by the issuer to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based on market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

In accordance with GAAP, the SVF is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis.

Participant loans are valued at the outstanding loan balances, which approximates fair value.

The common collective trust funds and the SVF may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Plan had 11,704 and 11,092 shares of Company common stock at December 31, 2009 and 2008, respectively.

Valuation of Investment(s) Contracts — The Plan offers the SVF as an investment option. On October 1, 2006, the Plan began to offer the T. Rowe Price SVF with the Prudential SVF blended together as a single investment split fifty percent into each of these underlying investments. These are trust products and are comprised of a group annuity insurance product issued by The Prudential Insurance Company of America (“Prudential”), T. Rowe Price Retirement Plan Services (“T. Rowe Price”) and a portfolio of assets owned by the Plan or designee. Interest on the SVF is credited daily. T. Rowe Price calculated a blended rate which was credited and compounded on a daily basis. The blended rate is based upon the Prudential and T. Rowe Price rates and the 50%-50% asset split. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value.

Administrative Expenses — Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2009, the Plan Sponsor has paid substantially all administrative expenses.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan’s net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

The Plan invests in mutual funds, common/collective trusts, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009.

In 2009, FASB Staff Position (FSP) FAS 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported net asset value (“NAV”). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. ASU 2009-12 requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The adoption did not have a material impact on the fair value determination and disclosure of applicable investments.

		December 31,
		2009	2008
Level 1:
Mutual Funds:
T. Rowe Price	Retirement 2010	$172,637	$118,259
T. Rowe Price	Retirement 2025	149,405	106,787
T. Rowe Price	Retirement 2020	115,778	73,210
T. Rowe Price	Retirement 2015	104,376	63,370
T. Rowe Price	Retirement 2030	55,259	31,391
T. Rowe Price	Retirement 2040	40,052	20,781
T. Rowe Price	Retirement 2045	29,279	16,924
T. Rowe Price	International Equity Index Fund	21,543	14,447
T. Rowe Price	Retirement 2035	26,054	13,797
T. Rowe Price	Retirement 2005	1,861	4,683
T. Rowe Price	Extended Equity Market Index Fund	3,808	1,681
T. Rowe Price	Retirement Income Fund	266	572
T. Rowe Price	Retirement 2050	250	180
T. Rowe Price	Retirement 2055	2	2
Dodge & Cox	Balanced Fund	345,999	256,800
Vanguard	Instl Index Fund	328,702	243,455
Pimco	Total Return Instl Fund	29,658	21,223
Vanguard	Small-Cap Index Fund	1,344	491
Total mutual funds		1,426,273	988,053

Custom Funds:
Northern Trust Global Advisors	Large-Cap Growth Fund	276,760	190,907
Northern Trust Global Advisors	International Equity Fund	206,709	155,305
Northern Trust Global Advisors	Large-Cap Value Fund	67,989	56,486
Northern Trust Global Advisors	Mid-Cap Fund	23,963	19,536
Northern Trust Global Advisors	Small-Cap Fund	16,029	11,849
Total custom funds		591,450	434,083
Company Stock Fund
Rite Aid Corporation	Company Stock Fund	17,673	3,438
Total Level 1		2,035,396	1,425,574

Level 2:
Common and collective trust
	Bond Index Trust	1,947	2,980
Stable Value Fund Synthetic
Guaranteed Investment Contract
Prudential and T. Rowe Price	Stable Value Fund	1,221,138	995,859
Total Level 2		1,223,085	998,839

Level 3:
Participant notes	Loan Fund	142,670	157,101
Total Level 3		142,670	157,101

Total		$3,401,151	$2,581,514

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock – The Plan measures its Rite Aid common stock using the stock’s quoted price, which is available in an active market.  Therefore, this investment is classified within Level 1 of the valuation hierarchy.

Mutual Funds – The Plan measures its mutual funds that are exchange-traded using the fund’s quoted price, which is in an active market.  Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Custom  Funds – Custom funds are made up of two mutual funds.  The Plan measures its mutual funds that are exchange-traded using the fund’s quoted price.  They are traded daily based on observable fair value at a NAV that is recalculated daily.  Therefore, these investments are classified within Level 1 of the valuation hierarchy.

Common and Collective Trusts – The T. Rowe Price Bond Index Trust is priced at trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).  Investments held by the T. Rowe Price Bond Index Trust are stated at fair value in accordance with ASC 820.  Therefore, the Plan classifies common and collective trusts as Level 2 securities in the fair value hierarchy.

Stable Value Fund – SVFs have underlying investments that consist of cash equivalents, collective trust funds, GICs, and alternative investment contracts.  Cash equivalents are short term investment funds that have a maturity of 90 days or less and are valued at cost.  The collective trust funds value is derived by their respective NAV.  The collective trust funds consist of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded.  GICs are valued based on their underlying securities, which consist of bonds whose value is derived from observable inputs including London Interbank Offered Rate (“LIBOR”) forward interest rate curves.  The bonds are valued based on the pricing of similar bonds that are publicly traded.  In determining fair value, factors such as the benefit-responsiveness of the investment contracts and the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts; such inputs were not significant to the valuation.  Alternative investment contracts are valued based on their underlying securities, which consists of common funds consisting of bonds and asset-backed securities whose value is derived from observable inputs based on the pricing of similar instruments that are publicly traded.  Therefore, the Plan classifies SVFs as Level 2 securities in the fair value hierarchy

Participant Loans – Participant loans are stated at cost, which approximates fair value.

The following table is a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Participant
	Notes	Total
For the year ended December 31, 2008	Receivable	Fair Value

Beginning balance	$178,415	$178,415
Total gains or losses (realized/unrealized)	–	–
Purchases, sales, issuances and settlements — net	(21,314)	(21,314)
Transfers in and/or out of Level 3	–	–

Ending balance	$157,101	$157,101

	Participant
	Notes	Total
For the year ended December 31, 2009	Receivable	Fair Value

Beginning balance	$157,101	$157,101
Total gains or losses (realized/unrealized)	–	–
Purchases, sales, issuances and settlements — net	(14,431)	(14,431)
Transfers in and/or out of Level 3	–	–

Ending balance	$142,670	$142,670

4.	SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides a self managed stable value investment option to participants that includes a synthetic GIC which simulates the performance of a GIC through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC contract includes underlying assets which are held in trust owned by the Plan and utilizes a benefit-responsive wrapper contract. A portion of the master trust’s SVF is issued by The Prudential Insurance Company of America and a portion is managed by T. Rowe Price Associates, Inc. (“TRPA”). The TRPA portion of the SVF consists of synthetic investment contracts which are selected by TRPA and issued by banks and other financial institutions. TRPA also manages the fixed income instruments underlying the investment contracts in its portion of the SVF. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the SVF, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a Plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2009	2008

Average yields:
Based on annualized earnings (1)	4.02%	4.80%
Based on interest rate credited to participants (2)	4.43	4.25

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	INVESTMENTS

The investments that represent 5% or more of the Plan’s assets at December 31, 2009 and 2008 are as follows:

	2009	2008

Stable Value Fund	$1,221,138	$995,859
Dodge & Cox Balanced Fund	345,999	256,800
Vanguard Institutional Index Fund	328,702	243,455
Northern Trust Global Advisors Large-Cap Growth Fund	276,760	190,907
Northern Trust Global Advisors International Equity Fund	206,709	155,305
T. Rowe Price Retirement 2010	172,637	118,259
Participant Loan Fund	**	157,101

** Below 5% of Plan assets at December 31, 2009

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ended December 31, 2009, as follows:

Investments:
Rite Aid corporate stock	$14,254
Mutual funds	294,442
Custom funds	152,089
Common and collective trusts	262
Stable value funds	49,171

Net appreciation in fair value of investments	$510,218

6.	TAX STATUS

The Plan obtained its latest determination letter dated June 27, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

9.	CONTINGENCY

In late 1999, the Plan Sponsor’s Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, including failure to make certain deferral contributions and failure to make de minimis distributions to Plan participants. The Plan Administrator submitted a Voluntary Correction Program filing with the IRS on December 23, 2008 requesting a compliance statement and approval of the correction method for operational failures identified in the Plan.  On August 5, 2009, the Plan Administrator received a fully executed compliance statement containing IRS approval of the correction methods submitted.  The Plan Sponsor completed all corrections in accordance with the compliance statement thereby eliminating exposure to penalties, taxes or disqualification by the IRS.  The correction process was completed on November 30, 2009.

10.	RECONCILIATION OF FINANCIALS TO FORM 5500

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009, is as follows.

Net assets available for benefits per the financial statements at contract value	$3,374,728
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	32,036

Net assets available for benefits per Form 5500, Schedule H, Part I (line L)	$3,406,764

For the year ended December 31, 2009, the following is a reconciliation of net investment gain per the financial statements to the Form 5500:

Total contributions	$335,640
Employer paid VCP settlement charges	27,106
Rollover contributions	10,142
Total investment income	42,674
Net depreciation in fair value of investments	510,218
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,573
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	32,036

Total loss per Form 5500, Schedule H, Part II (line 2d)	$965,389

******

SUPPLEMENTAL SCHEDULE

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

			At
Identity of Issuer, Borrower,		Number	Fair Market
Lessor or Similar Party and Description		of Shares	Value

Common and collective trust — *T. Rowe Price	Bond Index Trust	69	$1,947

Mutual Funds:
*T. Rowe Price	Retirement 2010	12,375	172,637
*T. Rowe Price	Retirement 2025	14,082	149,405
*T. Rowe Price	Retirement 2020	7,930	115,778
*T. Rowe Price	Retirement 2015	9,782	104,376
*T. Rowe Price	Retirement 2030	3,655	55,259
*T. Rowe Price	Retirement 2040	2,644	40,052
*T. Rowe Price	Retirement 2045	2,899	29,279
*T. Rowe Price	International Equity Index Fund	1,937	21,543
*T. Rowe Price	Retirement 2035	2,446	26,054
*T. Rowe Price	Retirement 2005	178	1,861
*T. Rowe Price	Extended Equity Market Index Fund	297	3,808
*T. Rowe Price	Retirement Income Fund	22	266
*T. Rowe Price	Retirement 2050	30	250
*T. Rowe Price	Retirement 2055	0	2
Dodge & Cox	Balanced Fund	5,404	345,999
Vanguard	Instl Index Fund	3,223	328,702
Pimco	Total Return Instl Fund	2,746	29,658
Vanguard	Small-Cap Index Fund	49	1,344

Total mutual funds			1,426,273

Custom Funds:
Northern Trust Global Advisors	Large-Cap Growth Fund	24,755	276,760
Northern Trust Global Advisors	International Equity Fund	13,449	206,709
Northern Trust Global Advisors	Large-Cap Value Fund	6,114	67,989
Northern Trust Global Advisors	Mid-Cap Fund	1,860	23,963
Northern Trust Global Advisors	Small-Cap Fund	1,152	16,029

Total custom funds			591,450

Stable Value Fund Synthetic Guaranteed
Investment Contract — Prudential and *T. Rowe Price	Stable Value Fund	92,250	1,221,138

Company Stock Fund:
*Rite Aid Corporation	Company Stock Fund	11,704	17,673

*Participant notes	Loan Fund**		142,670

Total Assets Held at End of Year			$3,401,151

  * Party-in-interest.
** The loans range in interest rates from 4.25% to 9.25% and expire through 2014.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

By:	/s/ Kenneth Black
Kenneth Black, not in his individual capacity, but solely as an authorized signatory for the Employee Benefits Administration Committee

Date:  June 29, 2010

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm